M. Timothy Elder

Direct Tel:    404-815-3532

Direct Fax:    404-685-6832

telder@sgrlaw.com

April 2, 2015

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 26, 2014

File No. 001-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”) this response to the Staff’s oral comment of March 10, 2015 with respect to your comments on the Company’s Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”) pursuant to your review thereof.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 9A. Controls and Procedures, page 68

1.	Please refer to your response to Comment 1. Please clarify if you used the 1992 or 2013 framework of the Commission of Sponsoring Organizations of the Treadway Commission in your assessment of internal controls.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

April 2, 2015

The Company used the 1992 framework for the period ending June 14, 2014. The Company revised the disclosure set forth in its amended Form 10-K/A filed yesterday to expressly reference the 1992 disclosure. The Company supplementally advises the Staff that the Company’s adoption of the 2013 framework for subsequent reporting periods is not expected to materially affect its internal controls.

Closing Comments

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder

Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE: fls

cc:	Mark J. Stockslager, SunLink

Robert M. Thornton, SunLink

Howard E. Turner, Esq.